SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 2014

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

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(1)	Press Release, “Dr. Reddy’s Q4 & FY14 Financial Results”, May 13, 2014.	3

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Q4 & FY14 Financial Results

Q4 FY14 Revenues at Rs.34.8 billion Q4 FY14 EBITDA at Rs.7.9 billion Q4 FY14 PAT at Rs.4.8 billion	FY14 Revenues at Rs.132.2 billion FY14 EBITDA at Rs.33.2 billion FY14 PAT at Rs.21.5 billion

Hyderabad, India, May 13, 2014: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2014 under International Financial Reporting Standards (IFRS).

Key Highlights

•	Consolidated revenues for FY 14 at Rs.132.2 billion, year-on-year growth of 14%.

•	Consolidated revenues for Q4 FY14 at Rs.34.8 billion, year-on-year growth of 4%.

•	Gross Profit Margin for FY 14 at 57.4% versus 52.1% as in FY 13.

•	Gross Profit Margins for Q4 FY14 at 57.2% versus 50.4% as in Q4 FY 13.

•	Research & Development (R&D) expenses for FY 14 at Rs.12.4 billion, year-on-year increase of 62%. Expenses at 9.4% to revenues versus 6.6% to revenues as in FY13.

•	Research & Development (R&D) expenses for Q4 FY14 of Rs.4.0 billion.

•	Selling, general & administrative (SG&A) expenses for FY 14 at Rs.38.8 billion, year-on-year increase of 13%. Expenses at 29.3% to revenues versus 29.5% to revenues as in FY13.

•	Selling, general & administrative (SG&A) expenses for Q4 FY14 at Rs.10.3 billion.

•	EBITDA for FY 14 of Rs.33.2 billion, 25% of revenues; year-on-year growth of 19%.

•	EBITDA for Q4 FY14 of Rs.7.9 billion, 23% of revenues. Q4 FY 13 included one time settlement income of Rs.1.2 billion received from Nordian Inc (formerly MDS Inc).

•	Profit after tax for FY14 at Rs.21.5 billion, 16% of revenues; year-on-year growth of 28%

•	Profit after tax for Q4 FY14 at Rs.4.8 billion, 14% of revenues.

•	The company launched 54 new generic products, filed 51 new product registrations and 61 DMFs globally in FY 14.

•	The company launched 13 new generic products, filed 22 new product registrations and 29 DMFs globally in Q4 FY14.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.60.00

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	FY14			FY13			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	2,203	132,170	100	1,938	116,266	100	14
Cost of revenues	939	56,369	42.6	928	55,687	47.9	1

Gross profit	1,263	75,802	57.4	1,010	60,579	52.1	25

Operating Expenses
Selling, general & administrative expenses	646	38,783	29.3	571	34,271	29.5	13
Research and development expenses	207	12,402	9.4	128	7,673	6.6	62
Other operating expense / (income)	(24)	(1,416)	(1)	(41)	(2,479)	(2)	(43)

Results from operating activities	434	26,032	19.7	352	21,112	18.2	23

Net finance income	7	400	0	8	460	0	(13)
Share of profit of equity accounted investees, net of income tax	3	174	0	2	104	0	67

Profit before income tax	443	26,606	20.1	361	21,676	18.6	23

Income tax expense	85	5,094	3.9	82	4,900	4.2	4

Profit for the year	359	21,512	16.3	280	16,776	14.4	28

Diluted EPS	2.10	126.04		1.64	98.4		28

EBITDA Computation

Particulars	FY14		FY13
	($)	(Rs.)	($)	(Rs.)
Profit before income tax	443	26,606	361	21,676
Interest income	(0)	(24)	(2)	(94)
Depreciation	80	4,804	64	3,859
Amortization & Impairment	30	1,794	40	2,378

EBITDA	553	33,180	464	27,819

Note:

Selling, general & administrative expenses, as above, includes an impairment reversal of Rs.497 million [FY 14] and impairment charge of Rs.688 million [FY 13]

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs.60.00

Appendix 1: Key Balance Sheet Items

Particulars	As on 31st March 14		As on 31st March 13
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other Investment	559	33,534	368	22,099
Trade receivables	551	33,037	533	31,972
Inventories	400	23,992	360	21,600
Property, plant and equipment	740	44,424	630	37,814
Goodwill and Other Intangible assets	245	14,697	234	14,021
Loans and borrowings (current & non-current)	746	44,742	613	36,760
Trade payables	175	10,503	198	11,862
Equity	1,513	90,801	1,213	72,785

Appendix 2: Revenue Mix by Segment

Particulars	FY14			FY13			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	1,753	105,164	80	1,376	82,563	71	27
North America		55,303	53		37,846	46	46
Europe		6,970	7		7,716	9	(10)
India		15,713	15		14,560	18	8
Russia & Other CIS		19,819	19		16,908	20	17
Rest of World		7,359	7		5,533	7	33
PSAI	400	23,974	18	512	30,702	26	(22)
North America		4,354	18		5,744	19	(24)
Europe		8,770	37		12,007	39	(27)
India		3,787	16		4,638	15	(18)
Rest of World		7,063	29		8,313	27	(15)
Proprietary Products & Others	51	3,032	2	50	3,001	3	1

Total	2,203	132,170	100	1,938	116,266	100	14

SEGMENTAL ANALYSIS

Global Generics

Revenues from Global Generics segment for FY14 are at Rs.105.2 billion, year-on-year growth of 27%, primarily driven by North America and Emerging Markets.

•	Revenues from North America for FY14 at Rs.55.3 billion, year-on-year growth of 46%.

•	Growth was largely driven by key launches in limited competition space. 9 new products were launched during the year, major being azacitidine, decitabine, zoledronic acid, donepezil 23mg and divalproex ER.

•	Progress on market share expansion of key molecules namely metoprolol succinate and atorvastatin.

•	13 product filings in the US during the year. Cumulatively, 62 ANDAs are pending for approval with the USFDA of which 39 are Para IVs out of which 9 to have ‘First To File’ status.

•	Revenues from Emerging Markets for FY14 at Rs.27.2 billion, year-on-year growth of 21%.

•	Revenues from Russia at Rs.16.3 billion, year-on-year growth of 16%, largely driven by higher volumes of the top brands and the OTC portfolio.

•	Revenues from CIS markets at Rs.3.5 billion, year-on-year growth of 22%. Continuing momentum in existing products coupled with select launches from in-licensed portfolio.

•	Revenues from Rest of World (RoW) territories at Rs.7.4 billion recorded year-on-year growth of 33%. Of this Venezuela has shown strong growth despite currency devaluation in FY14.

•	Revenues from India for FY14 at Rs.15.7 billion, year-on-year growth of 8%.

•	Growth driven by brands in chronic therapy, volume increase across NLEM covered portfolio and new product launches.

•	IMS Mar ’14, Dr Reddy’s MAT Gr% 12.27% versus IPM MAT Gr% of 9.9%. (Source: IMS).

•	Biosimilars portfolio stable at Rs.1.13 billion in FY14

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI for FY14 at Rs.24 billion, year-on-year decline of 22%.

•	Challenging year on the external market front due to lower demand from key customers coupled with lesser number of launches as compared to the previous year.

•	During the year, 61 DMFs were filed globally, including 12 in the US and 13 in Europe. The cumulative number of DMF filings as of March 31, 2014 is 631.

INCOME STATEMENT HIGHLIGHTS:

•	Gross profit margin at 57.4% in FY14 registered strong 530 basis points improvement over the last year. Gross profit margin for Global Generics (GG) and PSAI business segments are at 65.8% and 20.2% respectively for FY14.

GG gross margin improvement primarily on account improved mix of high margin new product launches in North America.

•	Selling, General and Administration (SG&A) expenses at Rs.38.8 billion, year-on-year increase of 13%. The increase is primarily on account of annual increments, additional manpower deployment in select areas, sales & marketing spend for events specific to the year and the effect of rupee depreciation against multiple currencies.

•	Research & development expenses at Rs.12.4 billion, year-on-year growth of 62%. 9.4% of revenues in FY14 as compared to 6.6% of revenues in FY13. The increase is in line with our planned scale-up in development activities.

•	Net Finance income at Rs.400 million compared to Rs.460 million in FY13. The change is on account of :

•	Net incremental forex benefit of Rs.7 million

•	Incremental net interest expense of Rs.71 million

•	EBITDA for FY14 at Rs.33.2 billion, year-on-year growth of 19%; 25% of revenues.

•	Profit after Tax in FY14 at Rs.21.5 billion, year-on-year growth of 28%; 16% of revenues.

•	Diluted earnings per share in FY 14 at Rs.126.04

•	Capital expenditure for FY14 is Rs.10.2 billion.

The Board has recommended payment of a dividend of Rs. 18 per equity share of face value Rs. 5/- each (360% of face value) for the year ended March 31, 2014, subject to approval of members.

All amounts in millions, except EPS

All US dollar amounts based on convenience translation rate as on 31st March, 2014 USD = Rs.60.00

Appendix 3: Q4 FY4 Consolidated Income Statement

Particulars	Q4 FY14			Q4 FY13			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	580	34,809	100.0	557	33,400	100.0	4
Cost of revenues	248	14,887	42.8	276	16,554	49.6	(10)

Gross profit	332	19,922	57.2	281	16,846	50.4	18

Operating Expenses
Selling, general & administrative expenses	172	10,307	29.6	145	8,722	26.1	18
Research and development expenses	66	3,985	11.4	39	2,326	7.0	71
Other operating expense / (income)	(4)	(226)	(0.7)	(27)	(1,631)	(4.9)	(86)

Results from operating activities	98	5,857	16.8	124	7,427	22.2	(21)

Net finance income	3	163	0.5	7	397	1.2	(59)
Share of profit of equity accounted investees	1	48	0.1	0	26	0.1	91

Profit before income tax	101	6,068	17.4	131	7,850	23.5	(23)

Income tax expense	21	1,252	3.6	36	2,141	6.4	(42)

Profit for the period	80	4,816	13.8	95	5,709	17.1	(16)

Diluted EPS	0.47	28.22		0.56	33.51		(16)

Appendix 4: EBITDA Computation

Particulars	Q4 FY14		Q4 FY13
	($)	(Rs.)	($)	(Rs.)
Profit before income tax	101	6,068	131	7,851
Interest income	(1)	(82)	(1)	(52)
Depreciation	22	1,308	17	1,049
Amortization	11	648	7	446

EBITDA	132	7,942	155	9,292

Appendix 5: Revenue Mix by Segment

	Q4 FY14			Q4 FY13			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	455	27,318	78	376	22,566	68	21
North America		14,964	55		11,413	51	31
Europe		1,774	6		1,831	8	(3)
India		4,101	15		3,481	15	18
Russia & Other CIS		4,519	17		4,519	20	(0)
Rest of World		1,960	7		1,322	6	48
PSAI	111	6,641	19	170	10,173	30	(35)
North America		1,538	23		2,061	20	(25)
Europe		2,370	36		4,396	43	(46)
India		979	15		1,612	16	(39)
Rest of World		1,754	26		2,105	21	(17)
Proprietary Products & Others	14	851	2	11	661	2	29

Total	580	34,809	100	557	33,400	100	4

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets. For more information, log on to: www.drreddys.com

Contact Information

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297

Saunak Savla at saunaks@drreddys.com / +91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com / +1 908-203-4931

Media:

SVS Chowdary at chowdaryl@drreddys.com / +91-40-49002448

Note: All discussions in this release are based on consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: May 13, 2014		Name: Sandeep Poddar
Title: Company Secretary